UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

KINDER TRAVEL INC.
________________________________________________________________________________
(Name of Issuer)

Shares of Common Stock, par value $0.001 per share
________________________________________________________________________________
(Title of Class of Securities)

 49455X104
______________________________________
(CUSIP Number)

GLOBAL DEVELOPMENTS INC.

1960 – 143 Street
Surrey, British Columbia
Canada V4A 7Z2

Telephone No.  604.538.6725
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

APRIL 20, 2009
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e0< 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 8 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1.	Names of Reporting Person: Global Developments Inc.
I.R.S. Identification Nos. of above person (entities only): 98-0453932

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds: OO

5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Reporting Person With:	7. Sole Voting Power: 876,000
8. Shared Voting Power: -0-
9. Sole Dispositive Power: 876,000
10. Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Reporting Person: 876,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11): 33.1%*
14.	Type of Reporting Person (See Instructions): CO
* Based on 2,650,000 shares of the Issuer’s common stock issued and outstanding as of April 15, 2009.

ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Kinder Travel Inc., a corporation organized under the laws of the State of Nevada (the “Issuer”). The principal executive office of the Issuer is 1461 A. First Avenue, #360, New York, New York 10021-2209.

ITEM 2.	IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

This statement is filed by Global Developments Inc. (the “Reporting Person”).  By the duly authorized representative signing this statement, the Reporting Person agrees that this statement is filed on its behalf.

B.	Residence or Business Address:

The business address of the Reporting Person is 1960 – 143 Street, Surrey, British Columbia, Canada V4A 7Z2.

C.	Present Principal Occupation and Employment:

The Reporting Person is a shell company.

D.	Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

E.	Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In accordance with the terms and provisions of an asset purchase agreement dated April 15, 2009 (the “Agreement”) between the Issuer and Phoinos Oxford Lifesciences Limited, a company incorporated under the laws of the Federation of St. Kitts & Nevis (the “Seller”), the Reporting Person acquired 250,000 shares of the Issuer’s common stock. In accordance with the terms and provisions of the Agreement: (i) the Issuer will purchase the right, title and interest in and to certain medical patents for a $75,000 (the “Purchase Price”); (ii) as payment of the Purchase Price for the medical patents, the Issuer shall place in escrow an aggregate of 250,000 shares of its restricted common stock valued at $0.30  per share (the “Shares”), which Shares are to be subsequently transferred to the Seller in ten (10) quarterly installments; and (iii) the Seller agrees to assign the voting rights of any of the Shares held in escrow to the Reporting Person.

ITEM 4.                 PURPOSE OF TRANSACTION

The Reporting Person acquired the Issuer’s shares as described in Item 3 as per the terms of an escrow agreement.

Subject to all relevant securities law restrictions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, Reporting Person has no current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER.

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)	As of April 20, 2009, the Reporting Person was the beneficial owner of 876,000 shares (or approximately 33.1%) of the Issuer’s common stock.

(b)
As of April 20, 2009, the Reporting Person has the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 876,000 (or approximately 33.1%) of the Issuer’s issued and outstanding common stock.

(c)
As of April 20, 2009, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)
As of April 20, 2009, to the best knowledge and belief of the undersigned, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s equity securities.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and (ii) the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.                   MATERIAL TO BE FILED AS EXHIBITS.

Asset Purchase Agreement dated April 15, 2009 between Kinder Travel, Inc. and Phoinos Oxford Lifesciences Limited (previously filed with Form 8-K on April 17, 2009)

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

GLOBAL DEVELOPMENTS INC.

Date: May 26, 2009	By:	/s/ Daniel Baxter
Daniel Baxter, President